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                                                                                      Exhibit 12



                                         THE MAY DEPARTMENT STORES COMPANY AND SUBSIDIARIES
                                         COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                          FOR THE FIVE FISCAL YEARS ENDED FEBRUARY 1, 2003

 (Dollars in Millions)                                           Fiscal Year Ended
                                               Feb. 1,     Feb. 2,    Feb. 3,   Jan.29,   Jan.30,
                                                 2003        2002       2001      2000      1999

Earnings Available for Fixed Charges:
Pretax earnings from continuing operations     $  820      $1,139     $1,402    $1,523    $1,395
Fixed charges (excluding interest
  capitalized and pretax preferred stock
  dividend requirements)                          405         411        406       346       344
Dividends on ESOP Preference Shares               (20)        (22)       (23)      (24)      (25)
Capitalized interest amortization                   9           8          8         7         7
                                                1,214       1,536      1,793     1,852     1,721

Fixed Charges:
Gross interest expense (a)                     $  392      $  401     $  395    $  340    $  339
Interest factor attributable to
  rent expense                                     36          32         28        22        21
                                                  428         433        423       362       360

Ratio of Earnings to Fixed Charges                2.8         3.5        4.2       5.1       4.8


(a)  Represents interest expense on long-term and short-term debt, ESOP debt and amortization of debt discount and debt issue expense.

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